Morgan Stanley Technology Fund
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote on the following
proposals: (i) to elect Trustees; (ii) to eliminate certain
fundamental investment restrictions; (iii) to modify certain fundamental investment restrictions; and (iv) to reclassify
certain fundamental policies as non-fundamental policies.
The proposals failed to obtain the quorum necessary in order to hold the meeting, and, therefore, the meeting was
adjourned several times, most recently until November 30,
2006, to permit further solicitation of proxies.